SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, DC  20549

                         _______________

                          SCHEDULE 13G

    INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                      (AMENDMENT NO. 8)(1)

                          NS GROUP, INC.
                         (Name of issuer)


                   Common Stock, no par value
                 (Title of class of securities)


                          628916-10-8
                        (CUSIP number)

                        _______________

     Check the following if a fee is being paid with this statement. _____ (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                   (Continued on following page(s))

                         (Page 1 of 4 pages)

  ____________

  (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




  CUSIP NO.  628916-10-8         13G          Page 2 of 4 Pages



  1.   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ronald R. Noel
       SS# ###-##-####


  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a) _____           (b) _____


  3.   SEC USE ONLY


  4.   CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.


  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
  PERSON WITH:

       5.  SOLE VOTING POWER:   1,168,963

       6.  SHARED VOTING POWER:  0

       7.  SOLE DISPOSITIVE POWER:  1,168,963

       8.  SHARED DISPOSITIVE POWER:  0


  9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON:  1,168,963

  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES


  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:
       8.4%


  12.  TYPE OF REPORTING PERSON:  IN



  Item 1(a).  Name of Issuer:  NS Group, Inc.


  Item 1(b).  Address of Issuer's Principal Executive Offices:

              Ninth & Lowell Streets, Newport, Kentucky 41072


  Item 2(a).  Name of Person Filing:  Ronald R. Noel


  Item 2(b). Address of Principal Business Office or, if none, residence:

              Ninth & Lowell Streets, Newport, Kentucky  41072


  Item 2(c).  Citizenship:  U.S.A.


  Item 2(d).  Title of Class of Securities:

              Common Stock, no par value

  Item 2(e).  CUSIP Number:  628916-10-8


  Item 3.     If this statement is filed pursuant to Rules
              13d-1(b), or 13d-2(b), check whether the person filing is a:

              Person filing is an individual


  Item 4.     Ownership:

              (a)  Amount Beneficially Owned:  1,168,963
              (b)  Percent of Class:  8.4%
              (c)  Number of shares as to which such person
                   has:
                   (i) sole power to vote or to direct the vote
                       1,168,963
                  (ii) Shared power to vote or to direct the
                       vote -0-
                 (iii) sole power to dispose or to direct the
                       disposition of 1,168,963
                  (iv) shared power to dispose or to direct the
                       disposition of -0-



                         Page 3 of 4 Pages


  Item 5.  Ownership of Five Percent or Less of a Class:

           Not applicable

  Item 6.  Ownership of More than Five Percent on Behalf of
           Another Person:

           Not applicable

  Item 7.  Identification and Classification of the
           Subsidiary Which Acquired the Security Being
           Reported on By the Parent Holding Company:

           Not applicable

  Item 8. Identification and Classification of Members of the Group:

           Not applicable

  Item 9.  Notice of Dissolution of Group:

           Not applicable

  Item 10. Certification:  Not applicable



                         SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


               Date:  January 31, 1997


               Signature:   /s/Ronald R. Noel

               Name/Title:   Ronald R. Noel
                             Vice President